UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 24, 2008

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes  ☐    No  ☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes  ☐    No  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

Item 1— Information Contained in this Form 6-K Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 24, 2008

SEASPAN CORPORATION

By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

Exhibit I

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong, China

c/o 2600—200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Dear Shareholder:

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2008 Annual Meeting of Shareholders of Seaspan Corporation. The annual meeting will be held at:

Place:    Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong, China

Date:     Saturday, April 26, 2008

Time:    8:00 a.m. (Hong Kong time)

The Notice of Annual Meeting and Proxy Statement are enclosed and describe the business to be transacted at the annual meeting and provide other information concerning Seaspan. The principal business to be transacted at the annual meeting will be (1) the election of directors and (2) the ratification of the selection of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2008.

The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors and for the ratification of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your shares represented by completing, signing, dating and returning your proxy card in the enclosed envelope as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously returned your proxy card.

Sincerely,

/s/ GERRY WANG
GERRY WANG
Chief Executive Officer

i

SEASPAN CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Saturday, April 26, 2008, 8:00 a.m. (Hong Kong time)

Place	Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong, China

Items of Business	(1) To elect two Class III directors to the Seaspan Board of Directors for a term of three years;

(2) To ratify the selection of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2008; and

(3) To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date	The record date for the annual meeting is March 18, 2008. Only shareholders of record at the close of business on that date will be entitled to notice, and to vote at the annual meeting or any adjournment or postponement of the meeting.

Voting	Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy for the annual meeting by completing, signing, dating and returning your proxy card in the enclosed envelope. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of this proxy statement and the instructions on the proxy or voting instruction card.

March 24, 2008

By Order of the Board of Directors

/s/ CHRISTA L. SCOWBY
CHRISTA L. SCOWBY
Corporate Secretary

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about March 27, 2008.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?

A:	The Board of Directors (or Board) of Seaspan Corporation, a corporation organized in the Republic of the Marshall Islands (or Seaspan), is providing these proxy materials for you in connection with Seaspan’s Annual Meeting of Shareholders, which will take place on April 26, 2008. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and certain officers, and other information about Seaspan.

Q:	How may I obtain Seaspan’s Annual Report on Form 20-F filed with the SEC?

A:	The 2007 Annual Report on Form 20-F is available under “SEC Filings” in the Investor Relations section of our website at www.seaspancorp.com and at the SEC’s EDGAR database on the SEC’s Web site at www.sec.gov. Additionally, shareholders can request a hard copy of our complete audited financial statements free of charge upon request by:

•	writing us at Seaspan Corporation, Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China, fax number 852-2540-1689;

•	emailing us at info@seaspancorp.com; or

•	calling us at 852-2540-1686.

Q:	What items of business will be voted on at the annual meeting?

A:	The items of business scheduled to be voted on at the annual meeting are:

•	The election of two Class III directors to Seaspan’s Board for a term of three years; and

•	The ratification of our independent auditors for the 2008 fiscal year.

We will also consider any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?

A:	Our Board recommends that you vote your shares “FOR” each of the nominees to the Board and “FOR” the ratification of the independent auditors for the 2008 fiscal year.

Q:	What shares can I vote?

A:	Each Seaspan Class A and Class B common share issued and outstanding as of the close of business on March 18, 2008, the record date for the annual meeting, is entitled to be voted on all items being voted upon at the annual meeting. The record date for the annual meeting is the date used to determine both the number of Seaspan’s common shares that are entitled to be voted at the annual meeting and the identity of the shareholders of record and beneficial owners of those common shares who are entitled to vote those shares at the annual meeting. On the record date for the annual meeting, we had approximately an aggregate of 50,453,750 Class A common shares and 7,145,000 Class B common shares issued and outstanding.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most Seaspan shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with Seaspan’s transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by Seaspan. As the shareholder of record, you have the right to grant your voting proxy directly to Seaspan or to vote in person at the meeting. Seaspan has enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?

A:	You are entitled to attend the annual meeting only if you were a Seaspan shareholder as of the close of business on March 18, 2008 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 8:00 a.m., Hong Kong time.

Q:	How can I vote my shares in person at the annual meeting?

A:	Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Shareholders of record of Seaspan common stock may submit proxies by completing, signing and dating their proxy cards and mailing them in the enclosed envelopes. Seaspan shareholders who hold shares beneficially in street name may vote by completing, signing and dating the voting instruction cards provided and mailing them in the enclosed envelopes, or otherwise as directed in the voting instruction card provided by your broker, trustee or nominee.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to the Seaspan Corporate Secretary by mail received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Seaspan or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally shareholders provide written comments on their proxy card, which are then forwarded to Seaspan’s management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?

A:	The general quorum requirement for holding the annual meeting and transacting business is that holders of a majority of Seaspan common shares entitled to vote must be present in person or represented by proxy, but if less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present.

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For the other item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Seaspan’s nominees to the Board, “FOR” ratification of the independent auditors and in the discretion of the proxy holders on any other matters that properly come before the meeting).

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	In the election of directors, the two persons receiving the highest number of “FOR” votes at the annual meeting will be elected. The other proposal requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. Seaspan does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each common share outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual meeting?

A:	Other than the two items of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the person named as proxyholder, Christa L. Scowby, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the person named as proxyholder will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of the proxy statement unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Corporate Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: 852-2540-1689

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?

A:	Seaspan is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?

A:	We intend to announce preliminary voting results at the annual meeting and publish final results in our report on Form 6-K for the second quarter of fiscal 2008.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in Seaspan’s proxy statement for the annual meeting next year, the written proposal must be received by Seaspan’s Corporate Secretary at the address set forth below no earlier than November 27, 2008 and no later than December 27, 2008. Such proposals also will need to comply with Seaspan’s bylaw provisions regarding business to be brought before a shareholder meeting. Proposals should be sent by mail or fax addressed to:

Corporate Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: 852-2540-1689

For a shareholder proposal that is not intended to be included in Seaspan’s proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of Seaspan common shares to approve that proposal, provide the information required by Seaspan’s bylaws and give timely notice to Seaspan’s Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary not less than 90 days or more than 120 days prior to the first anniversary date of the date on which Seaspan first mailed its proxy materials for the previous year’s annual meeting of shareholders.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to Seaspan’s Corporate Secretary at the address set forth above. In addition, Seaspan’s bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of Seaspan common shares to elect such nominee and provide the information required by Seaspan’s bylaws. In addition, the shareholder must give timely notice to Seaspan’s Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary within the time period described above under “Shareholder Proposals.”

Copy of Bylaws Provisions

You may contact Seaspan’s Corporate Secretary at the address set forth above for a copy of the relevant bylaws provisions regarding the requirements for making shareholder proposals and nominating director candidates.

Q:	How may I communicate with Seaspan’s Board or the non-management directors on Seaspan’s Board?

A:	You may submit any communication intended for Seaspan’s Board or the non-management directors by directing the communication by mail or fax addressed as follows:

Seaspan Corporation

c/o 2600-200 Granville Street

Vancouver, BC V6C 1S4

Attention: David Korbin, Director

Fax: 604-648-9782

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Seaspan is committed to sound corporate governance principles. These principles contribute to Seaspan’s business success and are essential to maintaining Seaspan’s integrity in the marketplace. Seaspan’s Corporate Governance Guidelines and Code of Business Conduct and Ethics are available under “Corporate Governance” in the Investor Relations section of its website at www.seaspancorp.com.

Board Practices

The Board consists of seven members. The Board is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualifies. Peter S. Shaerf and Milton K. Wong have terms that expire in 2008 and have been nominated by the Board of Directors for re-election at the 2008 Annual Meeting of Shareholders. Directors Kyle Washington and David Korbin have terms expiring in 2009. Directors Gerry Wang, Peter Lorange and Barry R. Pearl have terms expiring in 2010.

There are no service contracts between Seaspan and any of its directors providing for benefits upon termination of their employment or service.

The Board has determined that each of the current members of the Board, other than Kyle Washington, Gerry Wang and Peter Lorange, has no material relationship with Seaspan, either directly or as a partner, shareholder or officer of an organization that has a relationship with Seaspan, and is independent within the meaning of Seaspan’s director independence standards, which reflect the New York Stock Exchange, or NYSE, director independence standards as currently in effect and as they may be changed from time to time. As a result of his appointment as an officer of our subsidiary companies, Peter Lorange no longer meets our standard for independence.

The Board has the following two committees: Audit Committee and Compensation Committee. The membership of these committees during 2007 and the function of each of the committees are described below. The Audit Committee is currently comprised entirely of independent members. Of the four directors that make up the Compensation Committee, all but one, Peter Lorange, is independent. Both the Audit Committee and the Compensation Committee operate under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of Seaspan’s website at www.seaspancorp.com. During 2007, the Board held eleven meetings, the Audit Committee held six meetings and the Compensation Committee held four meetings. Each director, with the exception of Peter Lorange who attended six Board meetings, attended at least 75% of the Board meetings (held during the period for which such person has been a director) during the last fiscal year. Each director, with the exception of Peter Lorange who attended one Compensation Committee meeting, attended at least 75% of the total number of committee meetings on which such person served (held during the periods for which such person served) during the last fiscal year.

Seaspan’s Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. In 2007, Seaspan’s Audit Committee members were David Korbin, Barry R. Pearl and Milton K. Wong. All members of the committee are financially literate and the Board has determined that Mr. Korbin qualifies as an audit committee financial expert. The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of: the integrity of Seaspan’s consolidated financial statements; Seaspan’s compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of Seaspan’s internal audit function and independent auditors.

The report of the Audit Committee is included on page 18 of this proxy statement. The Committee’s charter is available under “Corporate Governance” in the Investor Relations section of Seaspan’s website at www.seaspancorp.com.

In 2007, Seaspan’s Compensation Committee included Peter Lorange, Peter S. Shaerf, Milton K. Wong and Barry R. Pearl. The Compensation Committee: reviews, evaluates, and approves the agreements, plans, policies and programs of Seaspan to compensate the officers and directors of Seaspan, produces a report on executive compensation each year and publishes the report in Seaspan’s annual report on Form 20-F, otherwise discharges the Board’s responsibilities relating to compensation of Seaspan’s officers and directors, and performs such other functions as the Board may assign to the Committee from time to time.

The report of the Compensation Committee is included beginning on page 15 of this proxy statement. The Committee’s charter is available under “Corporate Governance” in the Investor Relations section of Seaspan’s website at www.seaspancorp.com.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, Seaspan is exempted from certain corporate governance rules that apply to domestic companies under NYSE listing standards. The following are the significant ways in which Seaspan’s corporate governance practices differ from those followed by domestic companies:

•	Seaspan holds annual meetings of shareholders under the Business Corporations Act of the Republic of the Marshall Islands, similar to NYSE requirements;

•	in lieu of a nominating committee, the full Board regulates nominations as set forth in Seaspan’s Bylaws; and

•	in lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the full Board approves such adoption.

U.S. issuers are required to have a Compensation Committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to Seaspan, Seaspan has a Compensation Committee. Seaspan’s Compensation Committee consists of four directors, three of whom satisfy NYSE standards for independence.

Consideration of Director Nominees

Shareholder Nominees

The Board of Directors will consider properly submitted shareholder nominations for Board candidates. In evaluating these nominations, the Board considers the balance of knowledge, experience and capability on the Board. Any shareholder nominations proposed for consideration by the Board should include the nominee’s name and qualifications for Board membership and should be mailed or faxed, addressed to:

Corporate Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: 852-2540-1689

In addition, Seaspan’s bylaws permit shareholders to nominate directors for consideration at an annual shareholder meeting. For a description of the process for nominating directors in accordance with Seaspan’s bylaws, see “Questions and Answers about the Proxy Materials and the Annual Meeting—What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 5.

Executive Sessions

Seaspan’s non-management directors may hold as many executive sessions each year as they deem appropriate. The sessions may be scheduled by the chair of the committee, the Chairman of the Board or by the call of two members of the committee. Three executive sessions were held in 2007.

Communications with the Board

Individuals may communicate with the Board by writing to Seaspan’s Board by mail addressed to:

Seaspan Corporation

c/o 2600-200 Granville Street

Vancouver, BC V6C 1S4

Attention: David Korbin, Director

Fax: 604-648-9782

Communications that are intended specifically for non-management directors should be addressed to the Audit Committee and sent to the above address.

COMPENSATION

Each independent member of Seaspan’s board of directors and Peter Lorange receives an annual cash retainer of $45,000 payable in equal quarterly installments and pro rated for the initial term. In addition, the chairperson of the Audit Committee receives an annual payment of $15,000, the chairperson of the Compensation Committee receives an annual payment of $5,000 and each member of the compensation and audit committee receives an annual payment of $5,000. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. Except for Peter Lorange, who is an officer of our subsidiary companies, officers who also serve as directors will not receive compensation for their services as directors.

In October 2007, the board of directors approved a travel stipend payable to the independent directors and Peter Lorange effective as of January 1, 2008 in the amount of $4,000 per board meeting if the eligible recipient travels transoceanic to attend the meeting in person and $3,000 if the eligible recipient travels transcontinental to attend the meeting in person. The travel stipend will be paid to the independent directors and Peter Lorange in addition to the reimbursement of out-of-pocket expenses for attending board meetings.

Equity Incentive Plan

In December 2005, our board of directors adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our officers, employees and directors may be granted options, restricted stock, phantom shares, and other stock based awards as may be determined by our board of directors. A total of 1,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by our board of directors. The Plan will expire 10 years from the date of its adoption.

On January 1, 2007, each of Seaspan’s independent directors and Peter Lorange was awarded an equity incentive award under this plan of 3,750 restricted stock, which vested on December 31, 2007. On January 1, 2008, each of Seaspan’s independent directors and Peter Lorange was awarded an equity incentive award under this plan of 3,750 restricted stock, which are to vest on December 31, 2008.

Our board of directors approved a grant of 7,000 restricted shares to our former Chief Financial Officer, Kevin M. Kennedy, who resigned from the Company in June 2007. This grant of restricted shares was made in accordance with our stock incentive plan and was subject to a three-year vesting period commencing May 10, 2007. Two thousand three hundred and thirty three of the restricted shares vested with Mr. Kennedy before his resignation was effective on June 8, 2007.

Our board of directors approved a grant of 15,000 phantom share units to our Chief Financial Officer, Sai W. Chu. The grant, made on June 8, 2007, was in accordance with our stock incentive plan, and one-third of the phantom share units will vest on each of January 1, 2008, January 1, 2009 and January 1, 2010.

In December 2007, our board of directors, also in accordance with our stock incentive plan, approved a grant to our Chief Executive Officer, Gerry Wang, of 135,000 phantom share units, with one-third vesting on each of December 21, 2008, December 21, 2009 and December 21, 2010.

During the years ended December 31, 2007 and 2006, we paid to our directors and executive officers (eight persons) aggregate cash compensation of approximately $0.9 million and $1.0 million respectively. We do not have a retirement plan for our officers or directors.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Seaspan’s Board of Directors consists of seven members. The Board of Directors is divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2008 annual meeting, two Class III directors will be elected to serve for three-year terms until the 2011 annual meeting and until their successors are elected. The remaining five directors are divided into two classes of two Class I directors and three Class II directors, whose terms expire in 2009 and 2010, respectively. Votes may not be cast for a greater number of director nominees than two.

Information regarding the business experience of each nominee is provided below. There are no family relationships among Seaspan’s executive officers and directors.

If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the two persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.

The two persons receiving the highest number of “FOR” votes represented by shares of Seaspan common stock, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.

The Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxyholder, Christa L. Scowby, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Our Board recommends a vote FOR the election to the Board of each of the following nominees for Class III Directors (terms expiring in 2008):

Peter S. Shaerf Director since August 2005 Age 53	Peter S. Shaerf was appointed as a Director in August 2005. Currently, Mr. Shaerf is a Managing Director at AMA Capital Partners LLC, a maritime investment bank based in New York. He started in the maritime industry over 33 years ago and has worked extensively as a broker of container and dry cargo vessels through The Commonwealth Group, a company he founded. From 1998 to April 2002, Mr. Shaerf was a Managing Director of Poseidon Capital, an independent maritime consulting and investment company. At AMA, he has continued developing relationships in the capital markets where he has worked primarily advising hedge funds and investors on a variety of maritime investments in both equity and distressed debt. Since May 2001, Mr. Shaerf has been a Director of General Maritime Corporation (NYSE). Since May 2002, he has been a director of TBS International (NASDAQ).). He served as a board member of MC Shipping (AMEX) from 1993 to 2004 and Trailer Bridge (NASDAQ) from 2002 to 2007. He served four years as Vice-Chairman of the Government sponsored Short Sea Shipping Co-operative (SCOOP) from 2003 to 2007 and has recently been appointed Chairman of NYMAR (New York Maritime Inc.), a trade association formed to promote New York as a major maritime center. Mr. Shaerf received his B.A. in International Business Law from London Metropolitan University in London, England.

Milton K. Wong Director since August 2005 Age 68	Milton K. Wong was appointed as a Director in August 2005. Mr. Wong is also a director of The Pierre Elliot Trudeau Foundation, International Institute for Sustainable Development and the International Dragon Boat Festival. He is a past Director of Alcan and now serves on the advisory committee for the Rio Tinto Alcan Canada Forum. He founded M.K. Wong & Associates Ltd. (“MKW”) in 1980 to provide investment counseling services to pension plans, foundations, mutual funds and individuals. MKW was acquired by HSBC in 1996. Currently, Mr. Wong is the non-executive chairman of the board of directors of HSBC Investments (Canada) Limited. He was appointed Chancellor Emeritus of Simon Fraser University in June 2005 after a six year term as Chancellor. He is a recipient of the Order of Canada and the Order of British Columbia and was awarded an Ernst & Young Lifetime Achievement Award in 2002. Mr. Wong received his Bachelor of Arts in Political Science from the University of British Columbia and was awarded an honorary Doctorate of Law from Simon Fraser University.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee of the Board has appointed KPMG LLP, Chartered Accountants, to examine the consolidated financial statements of Seaspan for the fiscal year ending December 31, 2008. KPMG LLP, Chartered Accountants, examined the consolidated financial statements of Seaspan for the fiscal years ended December 31, 2007 and December 31, 2006 and also provided certain tax and other audit-related services during fiscal years ended December 31, 2007 and December 31, 2006 and services related to Seaspan’s public offerings of common shares completed in August 2007, April 2007 and November 2006. See “Principal Auditor Fees and Services” on page 17.

Our Board recommends a vote FOR the ratification of the selection of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for fiscal 2008. If the appointment is not ratified, Seaspan’s Audit Committee will consider whether it should select this firm as Seaspan’s independent auditors.

Vote Required

Ratification of the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for fiscal 2008 requires the affirmative vote of a majority of the shares of Seaspan’s common stock present in person or represented by proxy and entitled to be voted at the meeting.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership, as of March 7, 2008, of Seaspan common and subordinated shares by:

•	each person or entity known by Seaspan to beneficially own more than 5% of Seaspan’s common or subordinated shares;

•	each of our directors;

•	each of our named executive officers; and

•	all current Seaspan directors and executive officers as a group.

The information provided in the table is based on information filed with the SEC and information provided to Seaspan.

The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Name and Address of Beneficial Owner	Common Shares	Percentage of Common Shares	Subordinated Shares	Percentage of Subordinated Shares	Percentage of Total Common and Subordinated Shares
The Kyle R. Washington Trust II(1)	—	—	1,786,250	25.0%	3.1%
c/o Washington Corporation 101 International Way Missoula, Montana 59808
The Kevin Lee Washington Trust II(2)	—	—	1,786,250	25.0%	3.1%
c/o Christopher Hawks Copper Lion Inc. 199 East Pearl Ave. PO Box 4430 Jackson, Wyoming 83001
Tiger Container Shipping Company Limited(3)	349,300	*	2,381,429	33.3%	4.7%
c/o Tiger Container Shipping Company Limited Britcay House Georgetown, Grand Cayman Cayman Islands
Neuberger & Berman L.P.(4)	6,090,114	12.1%	—	—	10.6%
605 Third Avenue New York, New York 10158-3698
0731455 B.C. Ltd.(5)	—	—	1,191,071	16.7%	2.1%
Kyle Washington(6)	—	—	1,786,250	25.0%	3.1%
Gerry Wang(7)	66,934	*	1,191,071	16.7%	2.2%
Sai W. Chu	13,835	*	—	—	*
David Korbin	11,250	*	—	—	*
Peter Lorange	41,250	*	—	—	*
Peter S. Shaerf	11,250	*	—	—	*
Milton K. Wong	27,500	*	—	—	*
Barry R. Pearl	5,000	*	—	—	*
All executive officers, directors and director nominees as a group (8 persons)	177,019	0.4%	2,977,321	41.7%	5.5%

(1)	This information is based on the Schedule 13D filed with the SEC on March 20, 2006 and upon information provided to Seaspan by Kyle Washington on March 13, 2008.
(2)	This information is based on the Schedule 13D filed with the SEC on August 12, 2005 and upon information provided to Seaspan by The Kevin Lee Washington Trust II on March 13, 2008.
(3)	Tiger Container Shipping Company Limited, a Cayman Islands company, is owned by Graham Porter, a managing director and director of Seaspan’s Manager. This information is based on the Schedule 13D filed with the SEC on August 12, 2005 and on information provided to the Company by Tiger Container Shipping Company Limited on March 12, 2008.
(4)	Includes sole voting power as to 5,369,077 shares and shared dispositive power as to 6,090,114 shares. This information is based on the Schedule 13G/A filed with the SEC on February 12, 2008.
(5)	0731455 B.C. Ltd., a British Columbia company, is owned by Gerry Wang, our chief executive officer and a member of our board of directors.
(6)	The number of subordinated shares shown for Mr. Washington include those shares beneficially owned by The Kyle R. Washington Trust II.
(7)	The number of common shares shown for Mr. Wang includes common shares directly or beneficially owned by Mr. Wang as well as by members of Mr. Wang’s immediate family and the Gerry Wang Family Trust. The number of subordinated shares shown for Mr. Wang includes those shares beneficially owned by 0731455 B.C. Ltd.
*	Less than 1%.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Seaspan, its Manager and certain affiliates entered into various documents and agreements that effected the transactions relating to Seaspan’s formation, its initial public offering and the application of the proceeds from its initial public offering. These agreements were not the result of arm’s-length negotiations and they, or any of the transactions that they provide for, may not have been effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the expenses incurred in connection with Seaspan’s initial public offering were paid from the proceeds of the offering. In accordance with Seaspan’s conflicts of interest policy, all material related party transactions will be subject to approval by a majority of the independent directors on Seaspan’s board of directors. For further details, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in the Annual Report on Form 20-F.

EXECUTIVE OFFICERS

Please read “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” and “—Directors and Officers of Our Manager” in Seaspan’s Annual Report on Form 20-F, for details regarding Seaspan’s executive officers and those of its Manager.

REPORT OF THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

Seaspan’s executive compensation program is administered by the Compensation Committee of the Board of Directors (or Committee). The Committee is composed of a majority of non-employee directors who are independent, as determined by the Board, within the meaning of applicable NYSE standards. Of the four directors that comprise the compensation committee, only one, Peter Lorange, is not independent within the meaning of applicable NYSE standards.

The Committee reviews, evaluates, and approves the agreements, plans, policies and programs of Seaspan to compensate the officers and directors of Seaspan, produces a report on executive compensation each year and publishes the report in Seaspan’s annual report on Form 20-F, otherwise discharges the Board’s responsibilities relating to compensation of Seaspan’s officers and directors, and performs such other functions as the Board may assign to the Committee from time to time. The Committee’s charter is available under “Corporate Governance” in the Investor Relations section of Seaspan’s website at www.seaspancorp.com.

The Committee met four times during 2007, and the chair of the Committee met in person or telephonically with outside consultants with respect to executive officer compensation. The Committee has direct access to independent compensation consultants and other experts for information as it deems appropriate, and used independent consultants from time to time during the year.

The Committee has furnished the following report on executive compensation for 2007.

Executive Compensation Philosophy

Seaspan currently has no employees. In 2007, Seaspan had one employee, its Chief Financial Officer, Kevin Kennedy, until his resignation on June 8. The Compensation Committee is responsible for reviewing and evaluating the executive compensation of Seaspan’s Chief Executive Officer, Chief Financial Officer and directors. Generally, the goals of Seaspan’s compensation program are to:

•	attract, retain and motivate a high-caliber executive leadership team;

•	pay competitively and consistently within an appropriately defined market;

•	align executive compensation with shareholder interests; and

•	link pay to Seaspan and individual performance.

Executive Compensation Practices

Each year, we survey the executive compensation practices of our industry peer groups. The level of executive compensation will be commensurate with the performance of Seaspan both within and outside the peer group.

Components of Executive Compensation

Base Pay

Base pay is baseline cash compensation and is determined by the competitive market and individual performance. The base pay for our Chief Executive Officer is payable by our Manager and is established by the employment agreement between a subsidiary of our Manager and Gerry Wang. The base pay for our Chief Financial Officer is payable by our Manager and is established by the letter agreement, dated December 5, 2007, between a subsidiary of our Manager and Sai W. Chu.

Annual Bonus

Our annual bonus program focuses on matching reward with the individual’s performance and our financial performance in the fiscal year through comparison to established targets and the financial performance of peer companies. The bonus will include long term stock grants as well as cash compensation as will be evaluated and determined by the Committee in conjunction with the Chief Executive Officer.

Stock Incentive Program

Seaspan’s Stock Incentive Plan (or Plan) is intended to promote Seaspan’s interests by encouraging employees, consultants and directors to acquire or increase their equity interest in Seaspan and to provide a means whereby they may develop a sense of proprietorship and personal involvement in the development and financial success of Seaspan, and to encourage them to remain with and devote their best efforts to the business of Seaspan, thereby advancing the interests of Seaspan and its stockholders. The Plan is also contemplated to enhance the ability of Seaspan and its affiliates to attract and retain the services of individuals who are essential for Seaspan’s growth and profitability.

On January 1, 2007, each of Seaspan’s independent directors and Peter Lorange was awarded an equity incentive award under this plan of 3,750 restricted shares, which vested on December 31, 2007. On January 1, 2008, each of Seaspan’s independent directors and Peter Lorange was awarded an equity incentive award under this plan of 3,750 restricted shares, which are to vest on December 31, 2008.

Our board of directors approved a grant of 7,000 restricted shares to our former Chief Financial Officer, Kevin M. Kennedy, who resigned from the Company in June 2007. This grant of restricted shares was made in accordance with our stock incentive plan and was subject to a three-year vesting period commencing May 10, 2007. Two thousand three hundred and thirty three of the restricted shares vested with Mr. Kennedy before his resignation was effective on June 8, 2007.

Our board of directors approved a grant of 15,000 phantom share units to our Chief Financial Officer, Sai W. Chu. The grant, made on June 8, 2007, was in accordance with our stock incentive plan, and one-third of the phantom share units will vest on each of January 1, 2008, January 1, 2009 and January 1, 2010.

In December 2007, our board of directors, also in accordance with our stock incentive plan, approved a grant to our Chief Executive Officer, Gerry Wang, of 135,000 phantom share units, with one-third vesting on each of December 21, 2008, December 21, 2009 and December 21, 2010.

The undersigned members of the Compensation Committee have submitted this Report to the Board of Directors.

Peter S. Shaerf, Chair

Peter Lorange

Barry R. Pearl

Milton K. Wong

PRINCIPAL AUDITOR FEES AND SERVICES

Seaspan’s principal accountant for 2006 and 2007 was KPMG LLP, Chartered Accountants.

Fees Incurred by Seaspan for KPMG LLP’s Services

In 2006 and 2007, the fees rendered by the auditors were as follows:

	2006	2007
Audit Fees	$394,000	$506,000
Audit-Related Fees	32,000	—
Tax Fees	45,000	57,000
All Other Fees	—	—

	$471,000	$563,000

Audit Fees

Audit fees for 2007 include fees related to our public offerings of our common shares completed in April and August 2007 in addition to our annual audit, quarterly reviews and accounting consultation. Audit fees for 2006 include fees related to our public offering of our common shares completed in November 2006 in addition to our annual audit, quarterly reviews and accounting consultations.

Audit-Related Fees

Audit-related fees for 2006 are for Sarbanes-Oxley Act of 2002 compliance consultation.

Tax Fees

Tax fees for 2007 and 2006 are primarily for tax consultation services.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2006 and 2007.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of:

•	The integrity of Seaspan’s consolidated financial statements;

•	Seaspan’s compliance with legal and regulatory requirements;

•	The independent auditors’ qualifications and independence; and

•	The performance of Seaspan’s internal audit function and independent auditors.

The Audit Committee manages Seaspan’s relationship with its internal auditors and its independent auditors, who both report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from Seaspan for such advice and assistance.

Seaspan’s management has primary responsibility for preparing Seaspan’s consolidated financial statements and Seaspan’s financial reporting process. Seaspan’s independent auditors, KPMG LLP, Chartered Accountants, are responsible for expressing an opinion on the conformity of Seaspan’s audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for 2007 with Seaspan’s management.

2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, as amended or modified.

3.	The Audit Committee has received the letter and written disclosures from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed the matter of independence with the independent auditors.

4.	Based on the review and discussions referred to in paragraphs 1 through 3 above, the Audit Committee has recommended to Seaspan’s Board, and the Board has approved, that Seaspan’s audited consolidated financial statements be included in Seaspan’s Annual Report on Form 20-F for 2007, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board.

David Korbin, Chair

Barry R. Pearl

Milton K. Wong